United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes        No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes        No    X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale informs on the expansion of the self-rescue zone of Forquilha I, II, III and IV and Grupo dams

Rio de Janeiro, July 1st, 2020 - Vale SA (“Vale”) informs that it increased the limits of the Self-Rescue Zone (ZAS) of the Forquilha I, II, III and IV and Grupo dams, of the Fábrica mine, at th Paraopeba Complex, based on more conservative studies, which started to consider an extreme and hypothetical scenario of rupture of the dam Grupo and simultaneous rupture of the Forquilhas dams. The expansion of the ZAS is a result of provisions of the Term of Commitment entered into by the State of Minas Gerais, the Public Prosecution Office of the State Minas Gerais and Vale, in which new parameters were defined for updating the flood zone.

As of today, approximately 50 people, residing in rural areas in the municipalities of Itabirito and Ouro Preto, will be relocated following the guidance of the Civil Defense of Minas Gerais and with Vale’s support, respecting health and safety protocols recommended during the COVID-19 pandemic. Families will receive full assistance from Vale, with accommodation, psychosocial care, food, among others. In 2019, eleven people were relocated when the Forquilhas I and III dams were raised to emergency level 3.

Vale also informs that there was no change in the technical data of the referred structures and that the latest inspections did not detect additional anomalies. The dams at the Paraopeba Complex are continuously monitored by Vale's Centre of Geotechnical Monitoring (CGM).

Ever since the COVID-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.

For further information, please contact:

Vale.Ri@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 1, 2020		Director of Investor Relations